Your ref
Our ref CMP-0014-01

04010877

ERG
GROUP

82-2373

17 March 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Ltd

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 26 2004 WASH, D.C. 187 SECTION

Dear Sirs

Australian Stock Exchange Filing

I enclose the following document lodged with the Australian Stock Exchange today:

- Announcement entitled "ABN AMRO Technology Forum Presentation".

Yours faithfully

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

PROCESSED MAR 29 2004 THOMSON FINANCIAL

dlw 3/29

f:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr170304a.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/03/2004

TIME: 15:07:55

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ABN AMRO Technology Forum Presentation

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au
17/03/2004 12:07

To bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com

cc

bcc

Subject ERG - ASX Online e-Lodgement - ABN AMRO Technology Presentation (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 123357 as follows:
Release Time: 17-Mar-2004 15:07:47
ASX Code: ERG
File Name: 123357.pdf
Your Announcement Title: ABN AMRO Technology Forum Presentation

123357.pdf

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Company Announcements Office			
AT	Australian Stock Exchange Limited		**Lodged Electronically**	
REF	CMP-0014-01			
FROM	Clare Barrett-Lennard	**DATE**	17 March 2004	
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1879	**PAGES**
RE	**Announcement**			

ERG

GROUP

Dear Sirs

Please find attached a presentation delivered today by ERG's Asia Pacific Managing Director, Mr Rob Noble at a technology company forum in Sydney organised by ABN AMRO Morgans.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

FACSIMILE

c:\docume~1\sduffy.erg\locals~1\temp\notesfff692\asxfax170304.doc

ERG

ABN AMRO Technology Forum
Sydney 17 March 2004

Developments and Trends in Mass Transit Smart Card Ticketing

Robert H. Noble
Managing Director – Asia Pacific
ERG Group

ERG

Presentation Outline

- Current and planned deployments - industry wide
- Principal business drivers
- General system features
- Developments and trends
- ERG Group
- Competitive advantages
- Major business challenges

Current & Planned Deployments - Industry wide

- Hong Kong's Octopus the genesis
- Rome, San Francisco, Singapore, Delhi, Taipei, Shanghai etc now in public revenue service
- Seattle, Las Vegas, Montreal, Washington DC (Multi Operator), London, Gothenburg, Stockholm, Oslo, Brisbane, Sydney etc in planning or build phase
- Proposed regional schemes include Netherlands, Mexico and UK (partly)

Principal Business Drivers - Operators

- Asset renewal (technology upgrade)
- Reduction in operating costs over magnetic tickets (up to 45%)
- Reduction in "fare box" revenue leakage (10-30%)
- Efficiency and productivity gains (boarding/throughput)
- Improved citywide service integration, co-ordination and resource utilisation
- Environmental, social equity and mobility objectives
- Improved data for planning

Principal Business Drivers - Consumers

- Faster boarding time
- Simpler and more flexible products – Autoload
- Much improved reliability
- Automatic concession recognition
- Ease of use, especially for mobility and visually impaired
- Beyond transit utility
- E-Tag type convenience

General System Features

- Citywide multiple operators/multi modal
- Citywide ticketing products:
  - Common business rules
  - Tickets → Electronic Purse
  - Operator specific products (loyalty based)
- Greater system closure via tag-on tag-off operations
- Contactless operations

General System Features

- Multi-channel on and off system reload/refreshment
  - Interfaces into mainstream payment systems e.g. EFTPOS
  - Integrated hardware solutions
- Shared services:
  - Call Centre (integrated with service enquiries)
  - Card distribution and cardholder support
  - Maintenance and cash collection services
  - Marketing

General System Features

- Commercial Exploitation
  - Extended uses e.g. vending, parking, small value retail
  - Multiple application opportunities
  - Card base leverage
- Turnkey Contracts
  - Supply e.g. Hong Kong, Singapore
  - Supply and operate e.g. Rome, Manchester
  - Supply, operate and exploit commercial rights e.g. Sydney, Brisbane

General System Features - Technology

ERG

- Most advanced and sophisticated transaction processing and management systems – cards, devices, applications
- Demanding performance requirements:
  - Transaction volumes (e.g. 8M TXN per day, 10M cards for Hong Kong)
  - Exacting revenue accounting and next day settlement
- Demanding requirements
  - Application security and TXN validation
  - Complex products and business rules
  - Provision for multiple card issuers and application providers

Developments and Trends

ERG

- Emerging trends in system design/deployment to achieve:
  - Improving business cases through scale economies
  - Greater "contestability"
  - Encouragement for new entrants
- Single city → Multiple cities/regional systems
- Universal acceptance of contactless smart card technology for modern ticketing systems
  - Smaller cities to tap into established systems
- Single → Multiple supply/operate contracts
  - Reduction in operator risk
  - Improve pricing through "competitive tension
  - Periodic re-tendering of some services

Developments and Trends

ERG

- Proprietary → "open standards"
  - Emergence of interoperability standards e.g. ITSO (UK), ATIP (Australia)
  - Convergence/leverage of other technologies e.g. mobile telephony
- Stand Alone → Integrated Solutions
  - Integration with mainstream payment systems
  - Small value transaction markets e.g. vending, parking, tolling, retail
  - Multiple applications on cards
  - Intelligent transport systems

An Integrated Solution


Integrated Driver Display
Driver interface, key pad entry
Fare entry and calculation
Camera views Route stages and performance feedback
Driver information
Suspicious, duress, traffic incident marking
Smartcard Reader
Ticket Printer
Inspectors Device
Wireless LAN
GPRS
[redacted]
Passenger Screen
Commercial Advertising
Passenger Announcements
Schedule Information
GPS
Odometer
Audio Passenger Announcements
Bus Signage
Internal Cameras
Forward Camera
Reversing Camera
Driver Area Audio Rec.

ERG | TRANSIT SYSTEMS

ERG GROUP

- The ERG Group is acknowledged world leader in the design, supply and operation of integrated ticketing systems for mass transit
- Installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore
- Winner of numerous awards including the prestigious Sesame Award for both the Hong Kong and Singapore Systems
- "Work In Progress" includes smart card ticketing systems for Gothenburg, Seattle, Stockholm, Sydney and Washington DC

ERG GROUP

- Delivered ticketing systems to over 200 customers worldwide; many with on-going maintenance
- Delivered smart card systems support 20M cards, process 5 billion transactions per annum
- Currently employs 800 personnel in 11 countries

ERG

Competitive Advantages

- Primary focus on mass transit ticketing/smart cards – first commercial transit application in 1987
- Internationally recognised as leader for transit – based smart card technology
- Enviable reference sites e.g. Hong Kong, Singapore
- Strong customer relations - significant repeat business
- Extensive knowledge from 200 transit customers world-wide

ERG

Competitive Advantages

- Substantial sunk investment in smart card technology e.g. MASS – Less development work on new projects
- Strong supporter of standards, "open systems", and multiple suppliers
- Proven "track record" in all facets of the supply chain
- Highly experienced, knowledgeable and dedicated employees and Board Directors
- Solid order book – several major projects underway

Major Business Challenges

ERG

- Delivering complex major projects on time
- High bond and insurance market costs – cash bonding
- Reducing COGS and corporate overheads
- Funding of project development work prior to payments
- Long lead times, potential delays associated with mass transit ticketing projects
- Maximise re-use of already-developed systems
- Retain/expand recurring revenues from Operating/Maintenance contracts
- Selectively bid for $1B of ticketing contracts over next 12 months

ERG



Thank you